Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

Kratos Defense & Security Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  The name under which the Corporation was originally incorporated was Wireless Facilities, Inc.

SECOND:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was July 7, 1997.

THIRD:  The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and 142 of the General Corporation Law of the State of Delaware adopted resolutions to amend paragraph (A) of ARTICLE IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is two hundred million (200,000,000) shares. One hundred ninety five million (195,000,000) shares shall be Common Stock, each having a par value of one tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one tenth of one cent ($0.001).  Effective as of 5:00 p.m., Eastern Time, on the date this Certificate of Amendment to Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten (10) shares of this corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of this corporation.  No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the fair market value of the Common Stock as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware as determined by this corporation’s Board of Directors.”

FOURTH:  This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Kratos Defense & Security Solutions, Inc. has caused this Certificate of Amendment to be signed by its Executive Vice President and Chief Financial Officer as of September 10, 2009.

By:	/s/ Deanna H. Lund
Deanna H. Lund,
Executive Vice President and Chief Financial Officer